SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                            GLOBAL TELESYSTEMS, INC.
                     (f/k/a Global Telesystems Group, Inc.)
                     --------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   37936U104
                                   ---------
                                 (CUSIP Number)

                                December 31, 2000
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ]     Rule 13d-1(b)
                  [   ]     Rule 13d-1(c)
                  [ X ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 19 Pages
                             Exhibit Index: Page 18

                                  SCHEDULE 13G

CUSIP No. 37936U104                                           Page 2 of 19 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  MR. GEORGE SOROS (in the capacity as described herein)

2        Check the Appropriate Box If a Member of a Group*

                                                     a.  [_]
                                                     b.  [_]
3        SEC Use Only


4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  11,998,094
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   11,998,094
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            11,998,094

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  5.71%

12       Type of Reporting Person*

                  IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 37936U104                                           Page 3 of 19 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [_]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  2,546,374
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   2,546,374
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,546,374

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  1.25%

12       Type of Reporting Person*

                  IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 37936U104                                           Page 4 of 19 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [_]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  1,551,524
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,551,524
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,551,524

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  .76%

12       Type of Reporting Person*

                  OO; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 37936U104                                           Page 5 of 19 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [_]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  1,551,524
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,551,524
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,551,524

10       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (11)

                  .76%

12       Type of Reporting Person*

                  CO; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 37936U104                                           Page 6 of 19 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [_]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  582,760
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   582,760
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            582,760

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  .29%

12       Type of Reporting Person*

                  OO; IV



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 37936U104                                           Page 7 of 19 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [_]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  968,764
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   968,764
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            968,764

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  .47%

12       Type of Reporting Person*

                  OO; IV



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 37936U104                                           Page 8 of 19 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [_]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  994,850
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   994,850
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            994,850

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  .49%

12       Type of Reporting Person*

                  PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 19 Pages


Item 1(a)         Name of Issuer:

                  Global Telesystems, Inc. (f/k/a Global Telesystems Group, Inc.) (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  4121 Wilson Blvd., 8th Floor, Arlington, VA  22203.
22102.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Mr. George Soros ("Mr. Soros");

                  ii)      Purnendu Chatterjee ("Dr. Chatterjee");

                  iii) Chatterjee Advisors LLC, a Delaware limited liability company ("Chatterjee Advisors");

                  iv) Chatterjee Management Company, a Delaware corporation ("Chatterjee Management");

                  v) Winston Partners II LLC, a Delaware limited liability company ("Winston LLC");

                  vi) Winston Partners II LDC, a Cayman Islands exempted limited duration company ("Winston LDC"); and

                  vii) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM").

                  This statement relates to Shares (as defined herein) held for the accounts of: (i) Open Society Institute, a New York trust ("OSI") (ii) Soros Foundation-Hungary, a New York corporation ("Soros Hungary"); (iii) Soros Charitable Foundation, a New York trust ("SCF"); and (iv) Soros Humanitarian Foundation, a New York trust ("Soros Humanitarian"). Mr. Soros serves as a trustee of each of OSI, SCF and Soros Humanitarian, and as a director of Soros Hungary (collectively, the "Foundations").

                  This Statement also relates to Shares held for the accounts of Winston LDC and Winston LLC. Chatterjee Advisors, a Delaware limited liability company that is managed and controlled by Dr. Chatterjee, serves as the manager, and is responsible for supervising the operations of each of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC.

                  Chatterjee Management, a Delaware corporation that is managed and controlled by Dr. Chatterjee, serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC.

                                                             Page 10 of 19 Pages

                  Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of securities (including the Shares) held for the account of each of Winston LDC and Winston LLC.

                  This Statement also relates to Shares held for the account of CFM. CFM is a Delaware limited partnership. Dr. Chatterjee is the sole general partner of CFM.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                  The address of the principal business office of each of Dr. Chatterjee, Chatterjee Advisors, Chatterjee Management, Winston LLC, and CFM is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

                  The address of the principal business office of Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

Item 2(c)         Citizenship:

                         (i)  Mr. Soros is a citizen of the United States;

                         (ii) Dr. Chatterjee is a citizen of the United States;

                         (iii)Chatterjee   Advisors   is  a   Delaware   limited
                              liability company;

                         (iv) Chatterjee Management is a Delaware corporation;

                         (v)  Winston  LLC  is  a  Delaware  limited   liability
                              company;

                         (vi) Winston LDC is a Cayman Islands  exempted  limited
                              duration company; and

                         (vii) CFM is a Delaware limited partnership.


Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.10 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  37936U104

                                                             Page 11 of 19 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                         (i)  Mr.   Soros   may  be  deemed  to  have  been  the
beneficial owner of 11,998,094 Shares. This number consists of (a) 8,660,562 Shares (including 6,666,666 Shares subject to immediately exercisable warrants) held for the account of OSI, (b) 1,948,398 Shares held for the account of Soros Hungary, (c) 1,313,698 Shares held for the account of SCF, and (d) 75,436 Shares held for the account of Soros Humanitarian.

                         (ii) Dr.  Chatterjee may be deemed to be the beneficial
owner of 2,546,374 Shares. This number consists of (a) 582,760 Shares (including 370,368 Shares subject to immediately exercisable warrants) held for the account of Winston LLC, (b) 968,764 Shares (including 740,742 Shares subject to immediately exercisable warrants) held for the account of Winston LDC and (c) 994,850 Shares held for the account of CFM.

                         (iii)Chatterjee  Advisors may be deemed the  beneficial
owner of 1,551,524 Shares. This number consists of (a) 582,760 Shares (including 370,368 Shares subject to immediately exercisable warrants) held for the account of Winston LLC and (b) 968,764 Shares (including 740,742 Shares subject to immediately exercisable warrants) held for the account of Winston LDC.

                         (iv) Chatterjee Management may be deemed the beneficial
owner of 1,551,524 Shares. This number consists of (a) 582,760 Shares (including 370,368 Shares subject to immediately exercisable warrants) held for the account of Winston LLC and (b) 968,764 Shares (including 740,742 Shares subject to immediately exercisable warrants) held for the account of Winston LDC. (v) Winston LLC may be deemed the beneficial owner of 582,760 Shares (including 370,368 Shares subject to immediately exercisable warrants) held for its account.

                         (vi) Winston LDC may be deemed the beneficial  owner of
968,764 Shares (including 740,742 Shares subject to immediately exercisable warrants) held for its account.

                         (vii)CFM may be  deemed to be the  beneficial  owner of
994,850 Shares assuming the exercise of 994,850 immediately exercisable warrants held for its own account.

Item 4(b)         Percent of Class:

                         (i)  The  number of  Shares  of which Mr.  Soros may be
deemed to be the beneficial owner approximately 5.71% of the total number of Shares outstanding (assuming the exercise of 6,666,666 warrants held for the account of OSI).

                                                             Page 12 of 19 Pages

                         (ii) The number of Shares of which Dr.  Chatterjee  may
be deemed to be the beneficial owner constitutes approximately 1.25% of the total number of Shares outstanding (assuming the exercise of 370,368 warrants held for the account of Winston LLC, 740,742 warrants held for the account of Winston LDC and 994,850 warrants held for the account of CFM).

                         (iii)The number of Shares of which Chatterjee  Advisors
may be deemed to be the beneficial owner constitutes approximately .76% of the total number of Shares outstanding (assuming the exercise of 370,368 warrants held for the account of Winston LLC and 740,742 warrants held for the account of Winston LDC).

                         (iv) The   number  of   Shares   of  which   Chatterjee
Management may be deemed to be the beneficial  owner  constitutes  approximately
 .76% of the total number of Shares outstanding (assuming the exercise of 370,368 warrants held for the account of Winston LLC and 740,742 warrants held for the account of Winston LDC).

                         (v)  The number of Shares of which  Winston  LLC may be
deemed to be the beneficial owner constitutes approximately .29% of the total number of Shares outstanding (assuming the exercise of 370,368 warrants held for its own account.

                         (vi) The number of Shares of which  Winston  LDC may be
deemed to be the beneficial owner constitutes approximately .47% of the total number of Shares outstanding (assuming the exercise of 740,742 warrants held for its own account.

                         (vii)The  number  of  Shares of which CFM may be deemed
to be the beneficial owner constitutes approximately .49% of the total number of Shares outstanding (assuming the exercise of 994,850 warrants held for its own account).

     Mr. Soros
     ---------

     (i)  Sole power to vote or to direct the vote:                   11,998,094

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:     11,998,094

     (iv) Shared power to dispose or to direct the disposition of:             0

     Dr. Chatterjee
     --------------

     (i)  Sole power to vote or to direct the vote:                    2,546,374

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      2,546,374

     (iv) Shared power to dispose or to direct the disposition of:             0

                                                             Page 13 of 19 Pages

     Chatterjee Advisors
     -------------------

     (i)  Sole power to vote or to direct the vote:                    1,551,524

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      1,551,524

     (iv) Shared power to dispose or to direct the disposition of:             0

     Chatterjee Management
      --------------------

     (i)  Sole power to vote or to direct the vote:                    1,551,524

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      1,551,524

     (iv) Shared power to dispose or to direct the disposition of:             0

     Winston LLC
     -----------

     (i)  Sole power to vote or to direct the vote:                      582,760

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:        582,760

     (iv) Shared power to dispose or to direct the disposition of:             0

     Winston LDC
     -----------

     (i)  Sole power to vote or to direct the vote:                      968,764

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:        968,764

     (iv) Shared power to dispose or to direct the disposition of:             0

     CFM
     ---

     (i)  Sole power to vote or to direct the vote:                      994,850

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:        994,850

     (iv) Shared power to dispose or to direct the disposition of:             0

                                                             Page 14 of 19 Pages

Item 5.           Ownership of Five Percent or Less of a Class:

                  As of December 31, 2000, Dr. Chatterjee, Chatterjee Advisors, Chatterjee Management, Winston LLC, Winston LDC and CFM were no longer Reporting Persons.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                         (i)  OSI has the right to participate in the receipt of
dividends from, and proceeds from the sale of, securities, including the Shares held for its account.

                         (ii) Soros Hungary has the right to  participate in the
receipt of dividends from, and proceeds from the sale of, the Shares held for its account.

                         (iii)SCF has the right to  participate  in the  receipt
of dividends from, and proceeds from the sale of, securities, including the Shares held for its account.

                         (iv) Soros Humanitarian has the right to participate in
the receipt of dividends from, and proceeds from the sale of, securities, including the Shares held for its account.

                         (v)  The  members  of  Winston  LLC have  the  right to
participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.

                         (vi) The  shareholders of Winston LDC have the right to
participate in the receipt of dividends from, and proceeds from the sale of, the Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                         (vii)Dr.  Chatterjee as sole general partner of CFM has
sole right to participate in the receipt of dividends from, or proceeds from the sale of, any Shares received upon conversion of the warrants held for its account.

The inclusion of Shares held for the accounts of OSI, Soros Hungary, SCF and Soros Humanitarian herein shall not be an admission that Mr. Soros or any of the Reporting Persons has or may be deemed to have had beneficial ownership of such Shares. Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LLC, Winston LDC and CFM. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI, Soros Hungary, SCF and Soros Humanitarian. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI, Soros Hungary, SCF, Soros Humanitarian and CFM. Winston LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI, Soros Hungary, SCF, Soros Humanitarian, Winston LDC and CFM. Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI, Soros Hungary, SCF, Soros Humanitarian, Winston LLC and CFM. CFM expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI, Soros Hungary, SCF, Soros Humanitarian, Winston LLC and Winston LDC.

                                                             Page 15 of 19 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                             Page 16 of 19 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2001                GEORGE SOROS

                                        By:     /S/ RICHARD D. HOLAHAN, JR.
                                                -------------------------------
                                                Richard D. Holahan Jr.
                                                Attorney-in-Fact


Date: February 14, 2001                 PURNENDU CHATTERJEE

                                        By:     /S/ PETER HURWITZ
                                                -------------------------------
                                                Peter Hurwitz
                                                Attorney-in-Fact


Date: February 14, 2001                 CHATTERJEE ADVISORS LLC

                                        By:     /S/ PETER HURWITZ
                                                -------------------------------
                                                Peter Hurwitz
                                                Manager


Date: February 14, 2001                 CHATTERJEE MANAGEMENT COMPANY

                                        By:     /S/ PETER HURWITZ
                                                -------------------------------
                                                Peter Hurwitz
                                                Vice President

                                                             Page 17 of 19 Pages


Date: February 14, 2001                 WINSTON PARTNERS II LLC

                                        By:     Chatterjee Advisors LLC,
                                                its Manager

                                        By:     /S/ PETER HURWITZ
                                                -------------------------------
                                                Peter Hurwitz
                                                Manager


Date: February 14, 2001                 WINSTON PARTNERS II LDC

                                        By:     /S/ PETER HURWITZ
                                                -------------------------------
                                                Peter Hurwitz
                                                Attorney-in-Fact



Date: February 14, 2001                 CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:     Purnendu Chatterjee,
                                                General Partner

                                        By:     /S/ PETER HURWITZ
                                                -------------------------------
                                                Peter Hurwitz
                                                Attorney-in-Fact

                                                             Page 18 of 19 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                         -------

A.        Power of Attorney,  dated as of January 27, 2000, granted by
          Mr.  George  Soros in favor of Mr.  Michael  C. Neus and Mr.
          Richard D. Holahan, Jr......................................    19